UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 30, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

(Exact name of issuer as specified in its charter)

Delaware	82-2473725
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Effective November 30, 2020, Fundrise For-Sale Housing eFund – Washington DC, LLC (the “Issuer”), together with Fundrise National For-Sale Housing eFund, LLC, have merged (the “Merger”) with and into Fundrise For-Sale Housing eFund – Los Angeles CA, LLC (the “LA eFund”). Details of the Merger may be found in the LA eFund’s final offering circular dated November 27, 2020 located here. As a result of the Merger and in accordance with Delaware law, the Issuer has been dissolved.

Investor Letter

Attached as Exhibit 15 is a copy of the letter sent to investors on or about December 1, 2020 announcing the completion of the Merger.

Exhibits

15.1 Investor Letter (December 1, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE For-Sale Housing eFund – Washington DC, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 1, 2020